Exhibit (a)(7)
NEWS RELEASE
FOR IMMEDIATE RELEASE
July 8, 2009

Contact:	Jeff D. Kniese President and Chief Executive Officer Telephone: (937) 548-4158 Susan J. Allread Chief Financial Officer Telephone: (937) 548-4158
GREENVILLE FEDERAL FINANCIAL CORPORATION TO OFFER
TO BUY UP TO 200,000 SHARES OF ITS COMMON STOCK
Greenville, Ohio, July 8, 2009: Jeff Kniese, President and Chief Executive Officer of Greenville Federal Financial Corporation (the “Corporation”) (OTCBB: GVFF), announced today that the Corporation’s Board of Directors has authorized the repurchase of up to 200,000 shares of its common stock, which represents approximately 8.7% of its 2,297,851 outstanding shares. The repurchase will be made through a modified “Dutch auction” tender offer for the shares. Under this procedure, the Corporation’s stockholders will be given the opportunity to sell part or all of their shares to the Corporation, with no commission. Although a price range between $6.50 and $7.50 per share has been set by the Board, due to delays in preparing required filings with the Securities and Exchange Commission (“SEC”) and SEC review still to be conducted before commencement of the offer, the Corporation expects that the price range may be adjusted to reflect any changes in the Corporation’s financial condition and the market for its shares and those of similar companies before the offer is commenced. The maximum aggregate purchase price would equal $1.5 million if the Corporation repurchases 200,000 shares at $7.50 per share.
A modified “Dutch auction” tender offer allows stockholders to indicate how many shares and at what price within the Corporation’s specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering stockholders, the Corporation will determine the lowest price per share within the range that will enable it to purchase up to 200,000 shares, or such lesser number of shares as are properly tendered. The Corporation reserves the right in the tender offer to purchase, in its discretion, up to an additional 2% of its outstanding shares, if sufficient shares are tendered.
The Board of Directors hopes that the tender offer will result in the number of stockholders of record of the Corporation being reduced below 300, which will permit the Corporation to deregister its stock with the Securities and Exchange Commission and thereby achieve some reduction in expenses.
A Schedule TO is being filed with the Securities and Exchange Commission containing information regarding the proposed tender offer. The Board of Directors expects to distribute offering materials to the Corporation’s stockholders in August or September 2009.

Keefe, Bruyette & Woods, Inc., will serve as the Dealer Manager/Information Agent for the tender offer.
Tender offer statement
This press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which are expected to be mailed to stockholders in August or September 2009. Prior to making any decisions with respect to the tender offer, stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by the Corporation with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. When available, stockholders also may obtain a copy of these documents, free of charge, from Keefe, Bruyette & Woods, Inc., the Corporation’s Dealer Manager/Information Agent in connection with the offer, by calling toll-free (877) 298-6520.
About Greenville Federal Financial Corporation
Greenville Federal Financial Corporation is a federally chartered savings and loan holding company, which owns all of the issued and outstanding common shares of Greenville Federal, a federal savings bank. In January 2006, Greenville Federal Financial Corporation acquired all of the common stock of Greenville Federal upon its conversion from a mutual savings and loan association into a stock savings bank, and Greenville Federal Financial Corporation issued stock to Greenville Federal MHC and subscribers in its initial public offering. Since its formation, Greenville Federal Financial Corporation’s activities have been limited to holding the common stock of Greenville Federal.
Greenville Federal’s business involves attracting deposits from individual and business customers and using these deposits to originate loans to individuals and businesses in its primary market area, which consists of Darke, Preble, Auglaize, Miami, Shelby and Mercer Counties in Ohio and the Indiana counties of Randolph and Wayne. Greenville Federal provides deposit products, including checking, savings, money market and individual retirement accounts and certificates of deposit. It originates loans secured primarily by one- to four-family residences, multi-family residences and nonresidential real estate, although it also makes a variety of consumer and commercial loans.
Forward-looking Statements
Certain of the statements contained in this press release, including, but not limited to, information regarding the plans and objectives of the Corporation’s management, the anticipated price range for the offer, the ability to terminate registration of the Corporation’s common stock, cost reductions resulting from deregistration of the Corporation’s common stock, the timing of the tender offer and the Corporation’s assumptions regarding such plans, are forward looking in nature. Actual results could differ materially from the forward-looking information in this release, due to a variety of factors, including, but not limited to:
•	changes in the financial condition of the Corporation due to a variety of factors, including:
•	the recognition of additional non-cash impairment charges with respect to the Corporation’s investments;

•	a possible redemption of the Corporation’s investments or change in how its investments are held;

•	changes in general economic conditions, either in our market area or nationally, that are significantly different from what we expect;

•	increases in foreclosures in our market area;

•	increasing difficulty in obtaining deposits;

•	increases in FDIC insurance premiums;

•	inflation and changes in the interest rate environment that reduce our interest margins or reduce the market value of our assets;

•	adverse changes in the securities market;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that affect our business;

•	changes in accounting policies and practices, as may be adopted by the governmental agencies that regulate our business and the Financial Accounting Standards Board; and

•	unexpected expenses;
•	changes in the laws and regulations governing tender offers;

•	regulatory actions affecting our ability to conduct the tender offer;

•	failure of sufficient numbers of stockholders to tender all of their shares;

•	unexpected or increased expenses related to the tender offer;

•	delays in commencing the tender offer due to SEC review and amendments required;

•	less than expected savings from deregistration; and

•	general regulatory, accounting or economic changes.